Exhibit 99.1

MindMed to Participate at the Benzinga Global Small Cap Conference

NEW YORK, December 2, 2021-- Mind Medicine (MindMed) Inc. (NASDAQ: MNMD), (NEO: MMED), (DE: MMQ) (the “Company”), a leading biotech company developing psychedelic-inspired therapies, today announced that MindMed’s Chief Executive Officer, Robert Barrow, will provide a corporate update and the Company’s management will participate in one-on-one investor meetings at the Benzinga Global Small Cap Conference to be held virtually on December 8-9, 2021.

Details on the conference can be found below.

Format: Corporate update and one-on-one investor meetings

Date: Thursday, December 9, 2021

Time: 4:00 p.m. ET

Webcast: Click Here

The webcast will also be accessible in the “Investors” section of MindMed’s website. MindMed will maintain an archived replay of the webcast on its website for 30 days after the conference.

About MindMed

MindMed is a clinical-stage psychedelic medicine biotech company that seeks to discover, develop and deploy psychedelic-inspired medicines and therapies to address addiction and mental illness. The Company is assembling a compelling drug development pipeline of innovative treatments based on psychedelic substances including psilocybin, LSD, MDMA, DMT and an ibogaine derivative, 18-MC. The MindMed executive team brings extensive biopharmaceutical experience to MindMed's approach to developing the next generation of psychedelic-inspired medicines and therapies.

MindMed trades on the NASDAQ under the symbol MNMD and on the Canadian NEO Exchange under the symbol MMED. MindMed is also traded in Germany under the symbol MMQ.

Media Contact: media@mindmed.co

Investor Contact: ir@mindmed.co